SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                         (Amendment No. 2)

                      Tyco International Ltd.
                         (Name of Issuer)

                  Common Stock, par value $.50 per share
                      (Title of Class and Securities)


                                 902120 10
                   (CUSIP Number of Class of Securities)


                               Paul S. Levy
                          Joseph Littlejohn & Levy
                      450 Lexington Avenue - Suite 3350
                          New York, New York 10017
                                212-286-8600
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                    Copy to:

                            J. Gregory Milmoe, Esq.
                       Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue
                              New York, New York 10022
                                   212-735-3000

                                 March 2, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )

    Check the following box if a fee is being paid with this
    Statement:                              ( )





                     SCHEDULE 13D

   CUSIP No. 902120 10

             Joseph Littlejohn & Levy Fund, L.P.  E.I.N. 13-3599396
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  ( )
                                               (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*


   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                               (7)  SOLE VOTING POWER
          NUMBER OF
           SHARES                    8,611 (See item 5)
        BENEFICIALLY           (8)  SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING              (9)  SOLE DISPOSITIVE POWER
         PERSON
          WITH                        1,403 (See item 5)
                              (10)  SHARED DISPOSITIVE POWER

                                      7,208    (See item 5)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,611 (See item 5)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                             (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         less than 1%
   (14) TYPE OF REPORTING PERSON*

         PN



                     SCHEDULE 13D

   CUSIP No. 902120 10

             JLL Associates, L.P.  E.I.N. 13-3599395
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  ( )
                                               (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*


   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                             (7)  SOLE VOTING POWER
          NUMBER OF
           SHARES                    8,611 (See item 5)
        BENEFICIALLY         (8)  SHARED VOTING POWER
          OWNED BY
            EACH
         REPORTING           (9)  SOLE DISPOSITIVE POWER
          PERSON
           WITH                     1,403 (See item 5)
                            (10)  SHARED DISPOSITIVE POWER

                                    7,208    (See item 5)

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,611 (See item 5)

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          less than 1%
   (14) TYPE OF REPORTING PERSON*

           PN



   Item 1.    Identity and Issuer

   This Amendment No. 2 to Schedule 13D relates to shares of common stock par value $.50 per share ("Common Stock") of Tyco International Ltd., a Massachusetts Corporation (the "Company"). The principal executive office of the Company is located at One Tyco Park, Exeter, New Hampshire 03833.

   Item 2.    Identity and Background

   This Amendment No. 2 to Schedule 13D is being filed on behalf of the Fund, JLL Associates, Peter A. Joseph, Angus C. Littlejohn, Jr., Paul S. Levy and Yvonne V. Cliff (the "Reporting Persons"). Unless otherwise defined herein, all initially capitalized terms used herein shall have the meanings attributed to them in the Schedule 13D.

   Item 4.    Purpose of Transaction.

   Item 4 is hereby amended as follows:

   On March 2, 1995, the Fund sold, in connection with a public offering (the "Offering") made pursuant to a registration statement (the "Registration Statement") on Form S-3 (No. 33-57509) filed by the Company with the Securities and Exchange Commission, 2,804,560 shares of Common Stock.

   Item 5.    Interest in Securities of the Issuer.

   Item 5 is hereby amended as follows:

   Following the Offering, the Fund was the beneficial owner of 7,208 Company Escrowed Shares and 1,403 shares of Common Stock, based upon information furnished to the Fund by the Escrow Agent. The number of Company Escrowed Shares has decreased by 15,681 since the filing of Amendment No. 1 to the Schedule 13D on January 31, 1995 as a result of the Offering and the exercise of Equity Reallocation Rights held by third parties.

   The price to the public of all shares of Common Stock sold pursuant to the Registration Statement was $50.625 per share. The price per share net of underwriting discounts and commissions was $49.105 per share. Following the Offering on March 2, 1995, the Fund and each of the other Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock.


                       SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                           JOSEPH LITTLEJOHN & LEVY
                                FUND, L.P.

                           By:  JLL ASSOCIATES, L.P.
                                     General Partner

                           By:  /s/ Paul S. Levy
                                __________________________
                                Paul S. Levy
                                General Partner


                        SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                           JLL ASSOCIATES, L.P.

                           By:  /s/ Paul S. Levy
                                ___________________________
                                Paul S. Levy
                                General Partner


                        SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                            /s/ Paul S. Levy
                            _____________________________
                                Paul S. Levy


                        SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                            /s/ Yvonne V. Cliff
                            _______________________________
                                Yvonne V. Cliff


                        SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                            /s/ Peter A. Joseph
                            ______________________________
                                Peter A. Joseph


                        SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 14, 1995

                           /s/  Angus C. Littlejohn, Jr.
                           _________________________________
                                Angus C. Littlejohn, Jr.